Mail Processing Section

FEB 29 2012

Washington, DC
123


12060414

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 34726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Merchant Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2660 EastChase Lane Lakeview Center, Suite 400
(No. and Street)

Montgomery	AL	36117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas C. Sellers (334) 834-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Taunton, P.C.
(Name – *if individual, state last, first, middle name*)

1761 Taliaferro Trail	Montgomery	AL	36117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wolf & Taunton, P.C.
Certified Public Accountants

MARCUS J. WOLF, C.P.A.
BOBBY L. TAUNTON, JR., C.P.A.

TAWANNA L. AUDE, C.P.A.
STEPHANIE C. SMITH, C.P.A.

P.O. BOX 241485
MONTGOMERY, ALABAMA
36124-1485

1761 TALIAFERRO TRAIL
MONTGOMERY, ALABAMA 36117
(334) 244-8900
FAX (334) 244-7085

INDEPENDENT AUDITORS' REPORT

To the Members
Merchant Capital, L.L.C.
Montgomery, Alabama

We have audited the accompanying statement of financial condition of Merchant Capital, L.L.C. (the Company) as of December 31, 2011 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merchant Capital, L.L.C. at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Wolf & Taunton, P.C.

February 18, 2012

MERCHANT CAPITAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and equivalents	$ 7,354,056
Accounts receivable	327,346
Securities owned	1,022,936
Other current assets	670,866
	$ 9,375,204

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Payable to brokers or dealers	$ 241,482
Accounts payable and accrued expenses	2,445,843
	2,687,325
MEMBERS' EQUITY	6,687,879
	$ 9,375,204

See accompanying notes and independent auditors' report.

MERCHANT CAPITAL, L.L.C.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2011

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Merchant Capital, L.L.C. (the Company) is presented to assist in understanding the Company's financial statement. The financial statement and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statement.

Date of Management's Review

Management has evaluated subsequent events through February 25, 2012, the date which the financial statements were available to be issued.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an Alabama Limited Liability Company located in Montgomery, Alabama.

Basis of Accounting

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with related income and expenses recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue is recorded as follows: management fees on settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchases with an original maturity of three months or less to be cash equivalents.

Customer Accounts Receivable

Customer accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued or available to be issued.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Owned

Securities are recorded at fair value. Any unrealized gains or losses resulting from marking these to fair value are included in profit or loss.

Income Taxes

Pro rata income from the L.L.C. is combined with the income and expenses of the members from other sources and reported in the members' individual Federal and State tax returns. The L.L.C. is not a taxpaying entity for purposes of Federal and State income taxes, and thus, no income taxes have been recorded in this statement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - SPECIAL RESERVE BANK ACCOUNT

The Company is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934. The Rule requires the Company to maintain minimum deposits, as computed in accordance with the applicable formula, in a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Company does maintain an account, which had a balance of $2,209 as of December 31, 2011. However, the Company did not hold customer securities or funds, therefore, there was no reserve requirement at December 31, 2011.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $6,306,398, which was $6,056,398 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 42.61%.

NOTE D - RELATED PARTY TRANSACTIONS

The Company relies on Merchant Capital Investments, Inc., to provide management and administrative services along with marketing and sales expertise. For the year ended December 31, 2011, $12,320,000 was charged to operations for these services.

NOTE E - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to the claims of general creditors at December 31, 2011.

NOTE F - REVOLVING CREDIT AGREEMENT

The Company has available a revolving line of credit for $150,000,000, of which $150,000,000 was unused at December 31, 2011. In addition, the Company has the ability to increase this revolving line of credit in instances where needed. Bank advances on this credit line are payable on an overnight basis. The interest rate at December 31, 2011 was 4.75%. This credit line is secured by a first security interest in the collateral involved with the specific transaction.

NOTE G - CONCENTRATIONS

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash accounts in financial institutions which exceed the federal depository insurance coverage limits. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas.

Business risk

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

NOTE H - FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash, accounts and note receivable, and accounts payable approximated fair value as of December 31, 2011. The carrying value of long-term debt, including the current portion, approximated fair value as of December 31, 2011, based on current borrowing rates for loans with similar maturities.

MERCHANT CAPITAL, L.L.C.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2011

NOTE I - REGULATION

The Company is registered as a broker-dealer with the Securities and Exchange Commission. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

MERCHANT CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

Wolf & Taunton, P.C.

Certified Public Accountants

MERCHANT CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

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